Exhibit 1

For further information:	Media enquiries:
MGT Capital Investments	KCSA Worldwide
Alex van Klaveren	Todd Fromer / Garth Russell
Tel: +1 646-257-2644	Tel: +1 212-896-1215 / 212-896-1250
www.mgtci.com	tfromer@kcsa.com / grussell@kcsa.com

MGT Chairman and CEO buys 250,000 MGT Shares

NEW YORK, October 8, 2007 - MGT Capital Investments, Inc. (AMEX: MGT), a holding company focused on the Healthcare Information Technology (“HCIT”) sector, today announced that the Company’s Chairman and CEO, Tim Paterson-Brown, has acquired 250,000 shares of MGT common stock from an existing shareholder in a single private transaction at $3.75 per share, for $937,500.

Tim Paterson-Brown, Chairman and CEO, stated, “It has been my belief for some time now that the value of MGT’s current holdings in its subsidiaries is not accurately reflected in the current share price.  Consequently, I have chosen to increase my personal investment in MGT over the past two years in an effort to take advantage of this valuation gap.”

“In addition, I believe that our Medicsight subsidiary has tremendous potential for future growth.  We recently announced the positive results of the ACRIN Study, endorsing the use of virtual colonoscopy, and we believe that as a result of this study, Medicsight’s virtual colonoscopy technology will see increased future demand.”

About MGT Capital Investments, Inc.

MGT Capital Investments, Inc is a holding company that focuses on investments in the global healthcare information technology market. We have two subsidiaries, Medicsight PLC and Medicexchange PLC. Medicsight PLC is a medical imaging software development company developing enterprise-wide Computer-Aided Detection (CAD) software which analyzes computer tomography (CT) scans for the early detection and measurement of colorectal polyps and lung lesions. Medicsight has focused on two of the leading causes of cancer-related death, colorectal cancer and lung cancer. Medicexchange PLC provides medical imaging professionals with a global web portal containing an online sales, jobs and information channel for diagnostic, treatment and surgery planning solutions. This combined with a variety of relevant clinical papers, training materials and content gives these professionals access to information and products that they otherwise would have difficulty accessing. Additional information can be found at www.mgtci.com.

All forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Potential risks and uncertainties include, but are not limited to, the risks described in company filings with the Securities and Exchange Commission.

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